Exhibit 99.4
Table of Contents
Northfield Bancorp, Inc.
Staten Island, New York

TABLE OF CONTENTS	I

INTRODUCTION	1

1. OVERVIEW AND FINANCIAL ANALYSIS	4

General Overview	4
History and Overview	5
Strategic Direction	6
Balance Sheet Trends	7
Loan Portfolio	8
Investments	11
Investments and Mortgage-Backed Securities	12
Asset Quality	13
Funding Composition	16
Asset/Liability Management	18
Net Worth and Capital	19
Profitability Trends	20
Legal Proceedings	26
Informal Regulatory Agreement	26
Subsidiaries	27

2. MARKET AREA ANALYSIS	28

3. COMPARISONS WITH PUBLICLY TRADED THRIFTS	30

Introduction	30
Selection Criteria	30
Basis for Comparison	32
Overview of the Comparables	32

4. MARKET VALUE DETERMINATION	35

Market Value Adjustments	35
Financial Condition	36
Balance Sheet Growth	40

Earnings Quality, Predictability and Growth	42
Market area	47
Cash Dividends	50
Liquidity of the Issue	52
Recent Regulatory Matters	53

5. OTHER FACTORS	54

Management	54
Subscription Interest	55
Valuation Adjustments	57

6. VALUATION	58

Discussion of Weight Given to Valuation Multiples	58
Full Offering Value in Relation to Comparables	60
Comparison to Recent MHC Conversions	63
Valuation Conclusion	64

List of Figures
Northfield Bancorp, Inc.
Staten Island, New York

FIGURE 1 - KEY BALANCE SHEET DATA	4
FIGURE 2 - KEY RATIOS	4
FIGURE 3 - ASSET AND RETAINED EARNINGS CHART	7
FIGURE 4 - NET LOANS RECEIVABLE CHART	8
FIGURE 5 - LOAN MIX AS OF MARCH 31, 2007	9
FIGURE 6 - LOAN MIX AT MARCH 31, 2007	10
FIGURE 7 - SECURITIES CHART	11
FIGURE 8 - INVESTMENT MIX	12
FIGURE 9 - ASSET QUALITY CHART	13
FIGURE 10 - NONPERFORMING LOANS	14
FIGURE 11 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART	15
FIGURE 12 - DEPOSIT AND BORROWING TREND CHART	16
FIGURE 13 - DEPOSIT MIX	17
FIGURE 14 - INTEREST RATE RISK	18
FIGURE 15 - CAPITAL ANALYSIS	19
FIGURE 16 - NET INCOME CHART	20
FIGURE 17 - CORE NET INCOME CALCULATION	21
FIGURE 18 - AVERAGE YIELDS AND COSTS	22
FIGURE 19 - SPREAD AND MARGIN CHART	23
FIGURE 20 - INCOME STATEMENT TRENDS	24
FIGURE 21 - PROFITABILITY TREND CHART	25
FIGURE 22 - DEPOSIT AND DEMOGRAPHIC DATA FOR RICHMOND COUNTY	28
FIGURE 23 - DEPOSIT AND DEMOGRAPHIC DATA FOR KINGS COUNTY	28
FIGURE 24 - DEPOSIT AND DEMOGRAPHIC DATA FOR MIDDLESEX COUNTY	29
FIGURE 25 - DEPOSIT AND DEMOGRAPHIC DATA FOR UNION COUNTY	29
FIGURE 26 - COMPARABLE GROUP	31
FIGURE 27 - KEY FINANCIAL INDICATORS	34
FIGURE 28 - KEY BALANCE SHEET DATA	36
FIGURE 29 - CAPITAL DATA	37
FIGURE 30 - ASSET QUALITY TABLE	38
FIGURE 31 - BALANCE SHEET GROWTH DATA	40
FIGURE 32 - NET INCOME CHART	43
FIGURE 33 - PROFITABILITY DATA	44
FIGURE 34 - INCOME STATEMENT DATA	45
FIGURE 35 - MARKET AREA DATA	48
FIGURE 36 - DIVIDEND DATA	50
FIGURE 37 - MARKET CAPITALIZATION DATA	52
FIGURE 38 - MHC REORGANIZATIONS (SINCE 1/1/05) PRO FORMA DATA	55
FIGURE 39 - MHC REORGANIZATIONS PRICE APPRECIATION	56
FIGURE 40 - VALUE RANGE — FULL OFFERING	60
FIGURE 41 - AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES	61
FIGURE 42 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK’S PRO FORMA MIDPOINT	61
FIGURE 43 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK’S PRO FORMA SUPER MAXIMUM	61
FIGURE 44 - VALUE RANGE MHC OFFERING DATA	62
FIGURE 45 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK’S PRO FORMA MIDPOINT	62
FIGURE 46 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK’S PRO FORMA SUPER MAXIMUM	62
FIGURE 47 - COMPARISON TO FILED AND PENDING MHC OFFERINGS	63

List of Exhibits
Northfield Bancorp, Inc.
Staten Island, New York

Exhibit

1.	Profile of FinPro, Inc. and the Author of the Appraisal

2.	Consolidated Balance Sheets

3.	Consolidated Statements of Income

4.	Consolidated Statements of Changes in Shareholder’s Equity

5.	Consolidated Statements of Cash Flows

6.	Net Income Reconciliation

7.	Comparable Group Selection Screens

8.	Selected Financial Data

9.	Industry Fully Converted Pricing Multiples

10.	MHC Conversions 2006 to Date

11.	Full Offering No Foundation Appraisal Pro Forma March 31, 2007 – 12 Months

12.	Full Offering With Foundation Appraisal Pro Forma March 31, 2007 – 12 Months

13.	MHC Appraisal Pro Forma March 31, 2007 – 12 Months

14.	MHC Fiscal Year Offering Circular Pro Forma December 31, 2006 – 12 Months

15.	MHC Stub Period Offering Circular Pro Forma March 31, 2007 – 3 Months

Conversion Valuation Appraisal Report	Page: 1
Introduction
Northfield Bancorp, Inc. (the “Mid-tier”), is offering for sale shares of its common stock. The shares being offered represent 43.00% of the shares of common stock of the Mid-tier that will be outstanding following the reorganization. The Mid-tier also intends to contribute 2.0% of the shares of the Mid-tier that will be outstanding following the reorganization to a charitable foundation. Additionally, the Mid-tier will contribute $3.0 million in cash to the charitable foundation. After the stock offering, over 50.0% of the Mid-tier outstanding shares of common stock will be owned by Northfield Bancorp, MHC (the “MHC”), the mutual holding company parent. This report represents FinPro, Inc.’s (“FinPro”) independent appraisal of the estimated pro forma market value of the common stock (the “Common Stock”) of Northfield Bancorp, Inc. (hereafter referred to on a consolidated basis as the “Bank”).
In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:
•	43.00% of the total shares will be sold to the depositors and public,

•	2.00% of the total shares will be contributed to a charitable foundation,

•	cash equal to $3.0 million will be contributed to a charitable foundation,

•	the stock will be issued at $10.00 per share,

•	the conversion expenses will be $2.8 million at the midpoint,

•	there will be an ESOP equal to 3.92% of the total shares outstanding funded internally, amortized over 30 years straight-line,

•	there will be an MRP equal to 1.96% of the total shares outstanding, amortized over 5 years straight-line,

•	there will be a Stock Option Plan equal to 4.90% of the total shares outstanding, expensed at $3.20 per option over 5 years straight-line,

•	the tax rate is assumed at 40.00%, and

•	the net proceeds will be invested at the one-year treasury rate of 4.90%, pre-tax.
It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) which have been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

Conversion Valuation Appraisal Report	Page: 2
In the course of preparing our report, we reviewed the Bank’s audited financials for the years ended December 31, 2005 and December 31, 2006 and the unaudited financials for the three months ended March 31, 2007. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission (“SEC”). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank’s Management and Board, Sandler O’Neill + Partners L.P. (the Bank’s underwriter), and Luse Gorman Pomerenk & Schick, P.C. (the Bank’s special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.
Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank’s primary market area and reviewed the market area’s economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank’s performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank’s estimated pro forma value.
In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank’s assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.
Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

Conversion Valuation Appraisal Report	Page: 3
The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank’s financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

Conversion Valuation Appraisal Report	Page: 4
1. Overview and Financial Analysis
     General Overview
As of March 31, 2007, the Bank had $1.3 billion in total assets, $966.5 million in deposits, $421.8 million in net loans and $171.0 million in equity.
Figure 1 — Key Balance Sheet Data
[Statistical Information Omitted]
Figure 2 — Key Ratios
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 5
     History and Overview
The Bank was organized in 1887, and in 1995, the Bank reorganized into the mutual holding company structure. The Bank changed its name to Northfield Bank from Northfield Savings Bank in 2006, and began using the new name on January 1, 2007 for trade purposes. The Bank formed Northfield Bancorp, Inc. (then named Northfield Holdings Corp.) as the mid-tier stock holding company in 2002 to facilitate the acquisition of Liberty Bank, discussed below. The Bank’s principal business consists of offering accepting deposits, investing in mortgage-backed securities held as available for sale, originating commercial mortgage loans, construction and land loans and multifamily residential real estate mortgage loans and, to a lesser extent, originating commercial and industrial loans, one- to four-family residential real estate mortgage loans and home equity loans and lines of credit. The Bank operates from its main office in Staten Island, New York and its 17 additional branch offices located in New York and New Jersey.
From 1887 until 2002, the Bank’s operations were focused on markets in Staten Island, New York. In 2002, the Bank acquired Liberty Bank, which operated from seven offices in Middlesex and Union Counties, New Jersey. In 2006, the Bank established a loan production office in Brooklyn, New York, which was subsequently converted to a full-service branch office in April 2007.

Conversion Valuation Appraisal Report	Page: 6
     Strategic Direction
The highlights of the Bank’s business strategy are:
•	Remaining a community-oriented financial institution;

•	Continuing its focus on commercial real estate lending and construction and land lending;

•	Expanding its branch network;

•	Increasing its origination of home equity and second mortgage loans;

•	Maintaining high asset quality; and

•	Purchasing investment securities.

Conversion Valuation Appraisal Report	Page: 7
     Balance Sheet Trends
The Bank’s balance sheet decreased by $1.8 million, or 0.14%, from December 31, 2006 to March 31, 2007. Total assets have trended downward since December 31, 2004.
Equity increased $7.0 million from $164.0 million at December 31, 2006 to $171.0 million at March 31, 2007. The equity to assets ratio was 13.23% at March 31, 2007.
Figure 3 — Asset and Retained Earnings Chart
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 8
     Loan Portfolio
The Bank’s loan portfolio has increased by $17.7 million from December 31, 2006 to March 31, 2007, and as a percent of assets, the loan portfolio has increased from 31.22% to 32.63%, respectively.
Figure 4 — Net Loans Receivable Chart
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 9
The loan portfolio has grown between December 31, 2003 and March 31, 2007. The mix shifted away from residential mortgages and towards commercial mortgages and construction loans.
Figure 5 — Loan Mix as of March 31, 2007
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 10
The largest component of the loan portfolio is commercial mortgages, accounting for 53.6% of total loans.
Figure 6 — Loan Mix at March 31, 2007
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 11
     Investments
The investment portfolio has had a downward trend since December 31, 2004. Between December 31, 2004 and March 31, 2007 the portfolio declined $362.5 thousand, or 33.84%.
Figure 7 — Securities Chart
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 12
     Investments and Mortgage-Backed Securities
The following table provides the Bank’s investment portfolio.
Figure 8 — Investment Mix
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 13
     Asset Quality
The Bank’s level of nonperforming assets has trended upward since December 31, 2005. Between December 31, 2006 and March 31, 2007, nonperforming assets increased $1.7 million. At March 31, 2007, nonperforming assets were $8.9 million, or 0.69% of total assets.
Figure 9 — Asset Quality Chart
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 14
At March 31, 2007, the Bank’s nonperforming loans to total loan ratio was 2.07% and the nonperforming assets to total assets ratio was 0.69%.
Figure 10 — Nonperforming Loans
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 15
The ALLL increased $426 thousand from December 31, 2006 to March 31, 2007. The Bank’s ALLL to loans ratio increased from 1.23% at December 31, 2006 to 1.28% at March 31, 2007.
Figure 11 — Allowance for Possible Loan and Lease Losses Chart
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 16
     Funding Composition
Both deposits and borrowings have trended downward since December 31, 2004.
From December 31, 2006 to March 31, 2007, deposits decreased $23.3 million. The decrease was entirely attributable to the sale of $26.6 million in deposits and two branches. Borrowings increased by $11.0 million between December 31, 2006 and March 31, 2007.
Figure 12 — Deposit and Borrowing Trend Chart
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 17
The following chart illustrates the Bank’s deposit mix as of March 31, 2007. The largest portion of the deposit mix is certificates of deposit which account for 50.4% of the portfolio.
Figure 13 — Deposit Mix
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 18
      Asset/Liability Management
The following chart provides the net portfolio value sensitivity in various interest rate shock scenarios.
Figure 14 — Interest Rate Risk
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 19
      Net Worth and Capital
At March 31, 2007 the Bank had capital in excess of the minimum requirements for all capital ratios.
Figure 15 — Capital analysis
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 20
      Profitability Trends
The Bank’s annual net income has trended downward from the year ended December 31, 2004 through the year ended December 31, 2006. The decrease was primarily attributable to declining net interest income and rising noninterest expense.
Net income increased from March 31, 2006 to March 31, 2007 by $1.5 million. The primary reason for the increase is the gain on sale of the two branches with deposits which was consummated in the first quarter of 2007. The sale of the branches and deposits resulted in a pre-tax gain of $4.3 million.
Figure 16 — Net Income Chart
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 21
The following table provides FinPro’s calculation of the Bank’s core net income for the twelve months ended March 31, 2007.
Figure 17 — Core Net Income Calculation
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 22
The net interest spread and margin decreased between the three months ended March 31, 2006 and the three months ended March 31, 2007. The decline was a function a larger increase in the cost of average interest bearing liabilities relative to the increase in the yield on average earning assets.
Figure 18 — Average Yields and Costs
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 23
Spread and margin declined between the twelve month period ended December 31, 2005 and the twelve month period ended December 31, 2006. Spread and margin both decreased between the three months ended March 31, 2006, and the three months ended March 31, 2007. The decline was a function a larger increase in the cost of average interest bearing liabilities relative to the increase in the yield on average earning assets.
Figure 19 — Spread and Margin Chart
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 24
The Bank’s annual net income has trended downward from the year ended December 31, 2004 through the year ended December 31, 2006. The decrease was primarily attributable to declining net interest income and rising noninterest expense.
Net income increased from March 31, 2006 to March 31, 2007 by $1.5 million. The primary reason for the increase is the gain on sale of the two branches with deposits which was consummated in the first quarter of 2007. The sale of the branches and deposits resulted in a pre-tax gain of $4.3 million.
Figure 20 — Income Statement Trends
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 25
Between the fiscal years ended 2004 and 2006 ROAA and ROAE decreased.
The Bank’s ROAA and ROAE for the three month period ended March 31, 2007 were 1.48% and 11.53%, respectively.
Figure 21 — Profitability Trend chart
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 26
      Legal Proceedings
In the normal course of business, the Bank may be party to various outstanding legal proceedings and claims. In the opinion of management, the consolidated financial statements will not be materially affected by the outcome of such legal proceedings and claims as of March 31, 2007.
      Informal Regulatory Agreement
Effective June 27, 2005, the Bank entered into an informal agreement with the Federal Deposit Insurance Corporation and the New York State Department of Banking, relating to supervisory issues in connection with the Bank Secrecy Act, the USA Patriot Act and related anti-money laundering laws. The Bank will be subject to the conditions of this agreement with the Office of Thrift Supervision following the completion of the stock offering and conversion to a federal charter. The agreement required, among other things, that the Bank take actions to correct violations of rules and regulations related to the Bank Secrecy Act, establish a comprehensive Bank Secrecy Act program and amend Bank Secrecy Act policies, analyze and implement plans to ensure adequate Bank Secrecy Act staff and training, implement new policies, procedures and systems with respect to wire transfers and suspicious activities, improve filing procedures for currency transaction reports, and, on a quarterly basis, furnish written reports to the Federal Deposit Insurance Corporation and the New York State Department of Banking detailing actions taken in connection with and compliance with the informal agreement.
Following the charter conversion, compliance with the conditions of this agreement ultimately will be determined by the Office of Thrift Supervision during its future examinations. There can be no assurances that the Office of Thrift Supervision will deem the Bank to be in compliance with the agreement, that the agreement will be removed in the foreseeable future, or that the Bank will not be subject to additional supervisory actions. Although existence of this agreement could restrict the Bank’s ability to receive regulatory approvals to establish branch offices or consummate acquisitions of other financial institutions, the Federal Deposit Insurance Corporation and the New York State Department of Banking recently permitted the Bank to establish a new branch office. Management believes that they have taken all appropriate actions to remedy deficiencies in the Bank’s anti-money laundering program, and that the Bank is in substantial compliance with requirements of the informal agreement.

Conversion Valuation Appraisal Report	Page: 27
     Subsidiaries
Northfield Bank owns 100% of the common stock of NSB Services, which in turn owns 100% of the voting common stock of NSB Realty Trust. NSB Services is a Delaware corporation that holds investment securities. NSB Realty Trust is a Maryland real estate investment trust that holds mortgage loans, securities and other investments. NSB Insurance Agency receives nominal commissions from the sale of life insurance by employees of Northfield Bank. Northfield Bank also owns all or a portion of three additional, inactive corporations.

Conversion Valuation Appraisal Report	Page: 28
2. Market Area Analysis
The following tables provide deposit and demographic data for Richmond, Kings, Middlesex and Union Counties.
Figure 22 — Deposit and Demographic Data for Richmond County
[Statistical Information Omitted]
Figure 23 — Deposit and Demographic Data for Kings County
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 29
Figure 24 — Deposit and Demographic Data for Middlesex County
[Statistical Information Omitted]
Figure 25 — Deposit and Demographic Data for Union County
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 30
3. Comparisons with Publicly Traded Thrifts
     Introduction
This section presents an analysis of the Bank’s operations against a selected group (“Comparable Group”) of publicly traded Mutual Holding Companies (“MHCs”). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.
Factors that influence the Bank’s value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group’s current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank’s to-be-issued common stock.
     Selection Criteria
The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.
Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. MHCs also have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different from fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

Conversion Valuation Appraisal Report	Page: 31
As of the date of this appraisal, there are a total of 71 MHCs nationally, of these, 42 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.
FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year’s benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 9 institutions that converted after May 29, 2006 were eliminated.
Of the remaining 33, FinPro then eliminated 14 of the institutions with assets less than $450 million in assets as they have less financial and managerial resources and a smaller branch network. FinPro also eliminated Capital Federal and Northwest as they have over $6.0 billion in total assets. Abington, Atlantic Coast, BCSB, Home Federal and United were eliminated as they have announced second step conversions.
This results in a total of 12 Comparables. FinPro review the recent performance and news releases of these 12 companies and determined that all 12 were acceptable Comparables.
Figure 26 — Comparable Group
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 32
     Basis for Comparison
MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables’ pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as “fully converted” pricing multiples.
     Overview of the Comparables
The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:
1.	Asset Size

2.	Profitability

3.	Capital Level

4.	Balance Sheet Mix

5.	Operating Strategy

6.	Date of Conversion
1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $455.0 million to $5.5 billion in total assets with a median of $779.4 million. The Bank’s asset size was $1.3 billion as of March 31, 2007. On a pro forma basis, the Bank’s assets are projected to be $1.4 billion at the midpoint of the estimated value range.
2. Profitability The Comparable Group had a median core ROAA of 0.50% and a median core ROAE of 3.40% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the core ROAA measure ranging from a low of 0.18% to a high of 0.80%, while the core ROAE measure ranged from a low of 0.73% to a high of 6.28%. The Bank had a core ROAA of 0.80% and a core ROAE of 6.74% for the twelve months ended March 31, 2007. On a pro forma basis, the Bank’s core ROAA and core ROAE are 0.84% and 4.13%, respectively.
3. Capital Level The Comparable Group had a median tangible equity to tangible assets ratio of 11.74% with a high of 22.93% and a low of 8.85%. At March 31, 2007 the Bank had a

Conversion Valuation Appraisal Report	Page: 33
tangible equity to tangible assets ratio of 12.04%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 20.64%.
4. Balance Sheet Mix At March 31, 2007, the Bank had a net loan to asset ratio of 32.63%. The median loan to asset ratio for the Comparables was 69.35%, ranging from a low of 41.02% to a high of 85.17%. On the liability side, the Bank’s deposit to asset ratio was 74.75% at March 31, 2007 while the Comparable median was 71.27%, ranging from 59.83% to 76.04%. The Bank’s borrowing to asset ratio of 10.79% is below the Comparable median of 14.97%.
5. Operating Strategy An institution’s operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor’s general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.
6. Date of Conversion Recent conversions, those completed on or after May 29, 2006, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

Conversion Valuation Appraisal Report	Page: 34
The following table represents key financial indicators for the Bank and the Comparable Group.
Figure 27 — Key Financial Indicators
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 35
4. Market Value Determination
     Market Value Adjustments
The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors’ viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser’s knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.
There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:
Adjustments Relative to the Comparable Group:
•	Financial Condition

•	Balance Sheet Growth

•	Earnings Quality, Predictability and Growth

•	Market Area

•	Cash Dividends

•	Liquidity of the Issue

•	Recent Regulatory Matters
Adjustments for Other Factors:
•	Management

•	Subscription Interest
To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

Conversion Valuation Appraisal Report	Page: 36
     Financial Condition
The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.
Figure 28 — Key Balance Sheet Data
[Statistical Information Omitted]
Asset Size — The Bank, at $1.3 billion, is larger than the Comparable Group median of $779.4 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $1.4 billion.
Asset Composition — The Bank’s net loans to assets ratio of 32.63% is below the Comparable Group median of 69.35%. The Bank has a higher level of securities as a percentage of assets.
Funding Mix — The Bank funds itself through deposits, 74.75% of assets and borrowings, 10.79% of assets. The Comparable Group has a deposits to assets ratio of 71.27% and a borrowings to assets ratio of 14.97%.

Conversion Valuation Appraisal Report	Page: 37
Cash Liquidity — The Bank’s loan to asset ratio is below the Comparable Group’s median ratio which would indicate a higher level of liquidity. Additionally, the Bank utilizes a lower level of borrowings.
Interest Rate Risk — The Bank’s interest rate risk position is illustrated on page 18. The Bank’s profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.
Figure 29 — Capital Data
[Statistical Information Omitted]
Capitalization — The Bank’s tangible equity to tangible assets ratio of 12.04% is slightly above the Comparable Group median ratio of 11.74%. The Bank’s pro forma tangible equity to tangible assets ratio is projected to be 20.64% at the midpoint of the valuation range.
Intangible Levels — An important factor influencing market values is the level of intangibles that an institution carries on its books. Four of the Comparables have material levels of intangible assets. The Bank’s level of intangible assets is above 9 of the 12 Comparables.

Conversion Valuation Appraisal Report	Page: 38
The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned (“REO”) and levels of Allowance for Loan and Lease Losses (“ALLL”) in assessing the attractiveness of investing in the common stock of an institution.
Figure 30 — Asset Quality Table
[Statistical Information Omitted]
The Bank’s level of nonperforming loans (“NPL”) to total loans, of 2.07%, is well above the Comparable Group median of 0.17%. The Bank has a nonperforming assets to assets ratio of 0.69%, which is above the Comparable median of 0.15%. The Bank’s reserve level, 1.28% of loans, is more than double the Comparable median of 0.62% of loans. The Bank’s ratio of reserves to NPAs is approximately half the Comparable median.

Conversion Valuation Appraisal Report	Page: 39

Positive	Neutral	Negative

Larger Asset Base	Similar Tangible Capital	Lower Loan Levels

Higher Deposit Levels		Higher NPLs

Lower Borrowing Levels		Higher NPAs

Higher Pro forma Tangible Capital		Lower ALLL to NPAs

Higher ALLL to Loans
The Bank has a substantially lower level of loans relative to the Comparable median. The liability mix is more favorable than the Comparable Group’s mix. The Bank has a similar level of tangible capital, but is projected to have a substantially higher level of tangible capital following the offering. The Bank has a higher level of NPLs and NPAs. The Bank’s reserves as a percentage of loans is above the Comparable median, however as a percentage of NPLs, ALLL is below the Comparable median. Taken collectively, a modest upward adjustment is warranted for financial condition.

Conversion Valuation Appraisal Report	Page: 40
     Balance Sheet Growth
The Bank’s assets and deposits have decreased, while the Comparable Group experienced growth over the last twelve months. The decline in deposit and assets was partially attributable to the branch sale. After adjusting for the branch sale, the Bank’s asset and deposit growth rates of (4.16%) and (1.31%), respectively, are lower than the Comparable medians. The Bank’s loan growth rate is below the Comparable medians.
Figure 31 — Balance Sheet Growth Data
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 41

Positive	Neutral	Negative

Lower Adjusted
Asset Growth

Lower Adjusted
Deposit Growth

Lower Loan Growth
A moderate downward adjustment is warranted.

Conversion Valuation Appraisal Report	Page: 42
     Earnings Quality, Predictability and Growth
The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:
•	net interest income

•	loan loss provision

•	non-interest income

•	non-interest expense
The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.
Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.
Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

Conversion Valuation Appraisal Report	Page: 43
The Bank’s annual net income has trended downward from the year ended December 31, 2004 through the year ended December 31, 2006. The decrease was primarily attributable to declining net interest income and rising noninterest expense.
Net income increased from March 31, 2006 to March 31, 2007 by $1.5 million. The primary reason for the increase is the gain on sale of the two branches with deposits which was consummated in the first quarter of 2007. The sale of the branches and deposits resulted in a pre-tax gain of $4.3 million.
Figure 32 — Net Income Chart
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 44
The Bank’s core ROAA and core ROAE are above the Comparable Group medians. The Bank’s higher capitalization following the offering is expected to reduce return on equity for the near term. On a pro forma basis, the Bank’s core ROAA and core ROAE are 0.84% and 4.13%, respectively.
Figure 33 — Profitability Data
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 45
Figure 34 — Income Statement Data
[Statistical Information Omitted]
The Bank has a 10 basis point advantage in net margin relative to the Comparable median. The Bank’s noninterest income to average assets ratio is 4 basis points below the Comparable Group median, while noninterest expense is 44 basis points below the Comparable Group median.
The Bank’s efficiency ratio of 57.00% is well below the Comparable median of 75.30%.
On a forward looking basis, after the conversion the Bank’s operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Conversion Valuation Appraisal Report	Page: 46

Positive	Neutral	Negative

Higher Core ROAA		Lower Noninterest Income

Higher Core ROAE

Lower Noninterest Expense

Higher Net Interest Margin

Higher Pro Forma Core ROAE
The Bank is more profitable than the Comparables on a core ROAA and core ROAE basis. The higher earnings levels are predominately due to a lower level of noninterest expense. Relative to the Comparable Group, the Bank’s level of noninterest income is lower, while net interest margin is higher. Taken collectively, an upward adjustment is warranted for this factor.

Conversion Valuation Appraisal Report	Page: 47
      Market area
The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations. The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

Conversion Valuation Appraisal Report	Page: 48
Figure 35 — Market Area Data
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 49

Positive	Neutral	Negative

Higher Population Growth

Higher Population Per Branch

Higher Household Income

Higher Income Growth

Lower Unemployment
The Bank’s market area has grown at a quicker rate over the past five years and is projected to grow at a quicker rate over the next five years relative to the Comparable Group’s markets. Unemployment levels are lower in the Bank’s markets. Household income levels are higher in the Bank’s markets and are projected to grow at a rate above the Comparable median. The Bank’s market area has a higher ratio of population per branch relative to the Comparable Group, which indicates a lower level of competition. Based upon these factors, an upward adjustment is warranted for market area.

Conversion Valuation Appraisal Report	Page: 50
     Cash Dividends
The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.
Figure 36 — Dividend Data
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 51
Eight of the twelve Comparable institutions have declared cash dividends. The median dividend payout ratio for the Comparable Group was 65.52%, ranging from a high of 400.00% to a low of 0.00%. The Bank, on a pro forma basis at the midpoint of the value range, is project to have a tangible equity to tangible assets ratio of 20.64% and a core return on pro forma equity of 4.13%. As such, the Bank will have adequate capital and profits to pay cash dividends.
As such, no adjustment is warranted for this factor.

Conversion Valuation Appraisal Report	Page: 52
     Liquidity of the Issue
The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.
Figure 37 — Market Capitalization Data
[Statistical Information Omitted]
The market capitalization values of the Comparable Group range from a low of $72.7 million to a high of $1.6 billion with a median market capitalization of $210.2 million. The Bank expects to have $376.5 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.
A modest upward adjustment for this factor appears warranted. The Bank is expected to enjoy a modestly higher level of trading liquidity relative to the Comparable Group.

Conversion Valuation Appraisal Report	Page: 53
     Recent Regulatory Matters
Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group.
While the Bank is operating under an informal regulatory agreement, management believes that the Bank is in substantial compliance with the requirements of the informal agreement. The Federal Deposit Insurance Corporation and the New York State Department of Banking recently permitted the Bank to establish a new branch office.
As such, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment. FinPro does not believe that the informal regulatory agreement will substantially impede the Bank’s ability to execute its strategic plan.

Conversion Valuation Appraisal Report	Page: 54
5. Other Factors
     Management
The Bank has developed a good management team with considerable banking experience. The Bank’s organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.
As such, no adjustment appears to be warranted for this factor.

Conversion Valuation Appraisal Report	Page: 55
     Subscription Interest
The pro forma price to fully converted book multiple of large MHC conversions has trended upward from 2006 to 2007 year-to-date.
Figure 38 — MHC Reorganizations (Since 1/1/05) Pro Forma Data
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 56
The first day “pop” increased between 2006 and the first quarter of 2007. Two of the MHC conversions that closed since January 1, 2006 are currently trading below their IPO price. Larger conversions have outperformed smaller ones.
Figure 39 — MHC Reorganizations Price Appreciation
[Statistical Information Omitted]
An upward adjustment is warranted as investor interest and recent aftermarket performance has been solid for large conversions.

Conversion Valuation Appraisal Report	Page: 57
     Valuation Adjustments
Relative to the Comparables the following adjustments need to be made to the Bank’s pro forma market value.

Valuation Factor	Valuation Adjustment

Financial Condition	Modest Upward

Balance Sheet Growth	Moderate Downward

Earnings Quality, Predictability and Growth	Upward

Market Area	Upward

Dividends	No Adjustment

Liquidity of the Issue	Modest Upward

Recent Regulatory Matters	No Adjustment
Additionally, the following adjustment should be made to the Bank’s market value.

Valuation Factor	Valuation Adjustment

Management	No Adjustment

Subscription Interest	Upward

Conversion Valuation Appraisal Report	Page: 58
6. Valuation
In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:
Price to core earnings (“P/E”)
Price to book value (“P/B”) / Price to tangible book value (“P/TB”)
Price to assets (“P/A”)
All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 15.
     Discussion of Weight Given to Valuation Multiples
To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New York/New Jersey public thrifts, all publicly traded thrifts and the recent (2006 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and New York/New Jersey MHC thrifts are shown in Exhibit 9.
Price to Earnings — According to the Appraisal Guidelines: “When both the converting institution and the comparable companies are recording “normal” earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach.” In this particular case, the Bank’s earnings are “normal”. As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.
In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Conversion Valuation Appraisal Report	Page: 59
Price to Book/Price to Tangible Book — According to the Appraisal Guidelines: “The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data.”
Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.
Price to Assets — According to the Appraisal Guidelines: “This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach).” FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

Conversion Valuation Appraisal Report	Page: 60
     Full Offering Value in Relation to Comparables
Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as if fully converted is estimated to be $368,950,400. Based upon a range below and above the midpoint value, the relative values are $313,607,840 at the minimum and $424,292,960 at the maximum, respectively. At the super maximum of the range, the offering value would be $487,936,900. It is assumed that the foundation shares will be issued out of authorized but unissued shares.
At the various levels of the estimated value range, the full offering would result in the following offering data:
Figure 40 — Value Range — Full Offering
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 61
Figure 41 — As If Fully Converted Offering Pricing Multiples
[Statistical Information Omitted]
Figure 42 — Comparable as If Fully Converted Pricing Multiples to the Bank’s Pro
Forma Midpoint
[Statistical Information Omitted]
As Figure 42 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 35.53% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at an 18.46% discount to the Comparable Group.
Figure 43 — Comparable as If Fully Converted Pricing Multiples to the Bank’s Pro
Forma Super Maximum
[Statistical Information Omitted]
As Figure 43 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 21.21% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at an 11.67% discount to the Comparable Group.

Conversion Valuation Appraisal Report	Page: 62
The Bank pricing at the midpoint for a MHC conversion assuming an issuance of 43.00%, is $161,886,400. Based upon a range below and above the midpoint value, the relative values are $137,603,440 at the minimum and $186,169,360 at the maximum, respectively. At the super maximum of the range, the offering value would be $214,094,760.
Figure 44 — Value Range MHC Offering Data
[Statistical Information Omitted]
Figure 45 — Comparable MHC Pricing Multiples to the Bank’s Pro Forma Midpoint
[Statistical Information Omitted]
As Figure 45 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 44.40% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 32.32% discount to the Comparable Group.
Figure 46 — Comparable MHC Pricing Multiples to the Bank’s Pro Forma Super Maximum
[Statistical Information Omitted]
As Figure 46 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 29.98% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 22.64% discount to the Comparable Group.

Conversion Valuation Appraisal Report	Page: 63
     Comparison to Recent MHC Conversions
As a secondary check, to verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions.
Figure 47 — Comparison to Filed and Pending MHC Offerings
[Statistical Information Omitted]

Conversion Valuation Appraisal Report	Page: 64
     Valuation Conclusion
We believe that the discounts on an earnings and a tangible book basis are appropriate relative to the Comparable Group. This range was confirmed by our analysis of other filed and pending MHC offerings as a secondary check.
It is, therefore, FinPro’s opinion that as of May 29, 2007, the estimated pro forma market value of the Bank in a full offering including a foundation was $376,480,000 at the midpoint of a range with a minimum of $320,008,000 to a maximum of $432,952,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $497,894,790. The shares issued to the foundation will be funded using authorized be unissued shares.
Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing up to 43.00% will equal 13,760,344 shares, 16,188,640 shares, 18,616,936 shares and 21,409,476 shares at the minimum, midpoint, maximum and super maximum, respectively. Additionally, the Bank will issue 2% of the total appraised value, plus $3.0 million in cash to the charitable foundation.
The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank’s operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

Profile of FinPro and the Author 20 Church Street ? Liberty Corner, NJ 07938 ? P: (908) 604-9336 ? F: (908) 604-5951 ? finpro@finpronj.com ? www.finpronj.com Exhibit 1.

About the Firm . . . FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives. FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches: strategic planning and mergers and acquisitions at the Stonier School of Banking; strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments; various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and an online mergers and acquisitions course for the American Bankers Association. FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients. HEADQUARTERS FinPro, Inc. 20 Church Street P.O. Box 323 Liberty Corner, NJ 07938 Phone: (908) 604-9336 Fax: (908) 604-5951 NEW ENGLAND REGIONAL OFFICE FinPro, Inc. 831 Beacon Street Newton Centre, MA 02459 Phone: (617) 852-5290 Fax: (617) 795-2416 NEW YORK REGIONAL OFFICE FinPro, Inc. P.O. Box 780 East Aurora, NY 14052 Phone: (716) 652-5177 Fax: (716) 652-5177

About the Author . . . Dennis joined FinPro in June of 1996. Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise. Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology. In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course. Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners. Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts. Dennis E. Gibney, CFA Managing Director